UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Capital increase by means of private subscription of shares and advance payment of interest on shareholders´ equity declared on March 25 and June 23, 2026

Banco Bradesco S.A. (“Bradesco” or “Company”) hereby informs its shareholders and the market in general that, at the request of the Company´s controlling shareholders, management evaluated a potential capital increase of the Company, pursuant to which the controlling shareholders would provide a firm commitment to subscribe for up to BRL 8 billion, subject to the preemptive rights of the other shareholders and applicable law and regulations, aiming to strengthen the continuity of Company´s strategic investments and promote long-term value creation for the Company and its shareholders.

The controlling shareholders have a legitimate interest in continuing to invest in the Company, reaffirming and reiterating their strong confidence in the ongoing transformation plan, which is being successfully executed at an accelerated pace and is generating increasingly positive impacts on Bradesco’s operational efficiency and competitive position.

Aligned with the controlling shareholders´ view, the Company´s management believes that a capital increase of up to BRL 10 billion would support the continuation of its rapid pace of strategic investments, through the expansion of significant investments in technology, commercial efficiency, business expansion and reinforcing the institutional commitment to sustainable finance.

In this context, in addition to the payment of interest on shareholders´ equity (“JCP”) approved in December 2025 and payable on July 31, 2026, the Board of Executive Officers has proposed to the Board of Directors to advance the payments of the JCP approved on March 25 and June 23, 2026, to September 15, 2026, as detailed below.

Bradesco informs that, once the present capital increase is fully ratified, there will be, as a consequence, an increase of approximately 0.9 percentage points in its Common Equity Ratio, which will be added to the pro forma Common Equity Ratio of approximately 12.7%, disclosed on May 6, 2026, on the occasion of the 1Q26 earnings release.

Considering the above, the Board of Directors, in a meeting held today:

1)	Approved the capital increase, by means of private subscription of shares, in the amount of up to R$10,000,000,000.00, within the limit of the authorized capital

Due to the approval of the capital increase, the capital stock of the Company shall be increased from R$93,770,000,000.00 to R$103,770,000,000.00, through the issuance of up to 302,876,396 new common shares (“ON Shares”) and up to 301,976,357 new preferred shares (“PN Shares”), all registered book-entry shares, with no par value, at an issue price of R$ 15.43 per ON Share and R$ 17.64 per PN Share, within the limit of the authorized capital.

The period for exercise of the preemptive right shall be from August 6 to September 4, 2026, at a ratio of 5.721967934% over the shares of the same class held by the shareholder on August 4, 2026. The shares issued by the Company shall begin trading on an “ex-subscription right” basis as from August 5, 2026.

The issue price was set pursuant to item III of paragraph 1 of Article 170 of Law No. 6,404/76, calculated based on the closing market prices of the Company´s common shares and preferred shares traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) on July 28, 2026 (i.e., the business day immediately preceding the approval of the Capital Increase by the Company's Board of Directors), with the application of a 6% discount to encourage shareholders to participate in the capital increase.

The new shares shall be paid up in cash, at the time of subscription: (i) through debit to a checking account maintained with Banco Bradesco S.A.; and/or (ii) via PIX. Alternatively, in lieu of the two methods described above, shareholders may elect to pay for the subscribed shares, in whole or in part, through the offset of credits arising solely from the JCP declared by the Company on March 25 and June 23, 2026, payable on September 15, 2026, subject to the provisions of item 2 below.

The remaining unsubscribed shares shall be allocated among the subscribers who have expressed their intention to subscribe to such remaining shares at the time of the exercise of their preemptive rights. After the end of the first unsubscribed shares allocation period, should any shares remain unsubscribed, the Company may, at the sole discretion of its management, conduct one or more additional allocations of unsubscribed shares. Subscribers who have expressed their interest in reserving unsubscribed shares in their respective subscription forms shall be entitled to participate in the allocations of unsubscribed shares, including any additional unsubscribed shares, regardless of the class of shares they hold. The specific procedures and deadlines for the subscription and payment of unsubscribed shares and any additional unsubscribed shares, including whether an auction of unsubscribed shares will be held, shall be detailed and disclosed by the Company in due course.

Partial approval of the capital increase is authorized, provided that the minimum amount of BRL 8 billion is subscribed, subject to the other conditions approved by the Board of Directors. Accordingly, upon the expiration of the period for the exercise of preemptive rights, and the subscription of unsubscribed shares, the Board of Directors may partially approve the capital increase, with any unsubscribed shares being canceled, in which case the amount of the capital increase and the number of shares issued shall be adjusted to the amount effectively subscribed.

The information required by Attachment E of Resolution N. 80/2022 of the Brazilian Securities and Exchange Commission (CVM), regarding the capital increase, is included in the Attachment to this Material Fact.

2)	Approved Board of Executive Officers proposals to advance to September 15, 2026 the payment of the JCP previously declared on March 25 and June 23, 2026, which together amount to R$ 6,500,000,000.00, being R$ 0.585666779 per common share and R$ 0.644233458 per preferred share.

The payment of the aforementioned JCP will be made on September 15, 2026, so that such funds may be used by shareholders exercising their preemptive rights to pay for the shares subscribed for in connection with the capital increase referred to in item 1 above.

Therefore, the following amounts of JCP will be paid to the shareholders on September 15, 2026:

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net of IRRF	Gross	Net of IRRF
Interim Interest on Shareholders’ Equity declared on 3.25.2026, to be paid to the shareholders registered in the Company’s records on 4.6.2026 (record date for the right)	3,000,000,000.00	0.270307744	0.223003889	0.297338519	0.245304278
Interim Interest on Shareholders’ Equity declared on 6.23.2026, to be paid to the shareholders registered in the Company’s records on 7.3.2026 (record date for the right)	3,500,000,000.00	0.315359035	0.260171204	0.346894939	0,286188324
Overall amount of JCP to be paid	6,500,000,000.00	0.585666779	0.483175093	0.644233458	0.531492602

The net amounts per share already reflect the deduction of Withholding Income Tax at the rate of 17.5% (seventeen and a half percent), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amounts. The payment will be made as follows:

•	to the shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution appointed by them; and

•	to the shareholders whose shares are deposited at B3, by means of Institutions and/or Securities Brokerage Firms which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identification Document and proof of residence to update their information and receive the respective amounts to which they are entitled.

Cidade de Deus, Osasco, SP, July 29, 2026

André Costa Carvalho

Investor Relations Officer

Attachment E of CVM Resolution N. 80/2022

Capital Increase

1.	Inform the amount of the increase and the new stock capital

a)	Amount of capital increase: up to BRL 10 billion, subject the minimum value to be subscribed of BRL 8 billion.

b)	New capital stock: The capital stock of the Company shall be increased from R$93,770,000,000.00 to R$103,770,000,000.00, through the issuance of up to 302,876,396 new common shares (“ON shares”) and up to 301,976,357 new preferred shares (“PN shares”), all registered book-entry shares, with no par value.

2.	Inform if the increase shall be carried out by means of: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription right or of the subscription bonus; (c) the capitalization of income or reserves; or (d) the subscription of new shares

The capital increase will be carried out through a private subscription of new shares.

3.	Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase shall enable the reinforcement in the continuation of the accelerated pace of strategic investments, through the expansion of significant investments in technology, commercial efficiency, business expansion and institutional commitment to sustainable finance.

The management does not foresee any legal effects other than those ordinarily arising from a capital increase through a private subscription. The management also does not foresee any economic effects other than those typically associate with a capital increase carried out through a private subscription of shares, particularly considering the shareholders´ preemptive rights to subscribe for the new shares in proportion to their existing shareholdings, with the option to pay up the subscribed shares through the offset of credits arising from the JCP approved by the Company on March 25 and June 23, 2026.

4.	Provide a copy of the Fiscal Council's opinion, if applicable

Fiscal Council’s Report - Banco Bradesco S.A. – The undersigned members of the Fiscal Council of Banco Bradesco S.A. (Bradesco), having conducted the examination of Bradesco Management´s Proposal to increase the stock capital, in the amount of R$10,000,000,000.00, through an issuance of up to 604,852,753 new shares, registered book-entry shares, with no par value, being 302,876,396 common shares and 301,976,357 preferred shares, with the price of R$ 15.43 per ON Share and R$ 17.64 per PN Share, for private subscription of shares by the shareholders in the period from August 6, 2026 to September 4, 2026, at a ratio of 5,721967934% over the shares of the same class held by the shareholder on August 4, 2026, with payment in cash at the time of subscription: (i) through debit to a checking account maintained with Banco Bradesco S.A.; and/or (ii) via PIX, considering that, alternatively, in lieu of the two methods described above, shareholders may elect to pay for the subscribed shares, in whole or in part, through the offset of credits arising solely from the JCP declared by the Company on March 25 and June 23, 2026, payable on September 15, 2026, have the opinion that the aforementioned capital increase, within the limits of the authorized capital provided for in the Company´s Bylaws, complies with the applicable legal and regulatory requirements and is therefore eligible to be submitted for consideration by the members of the Board of Directors at the meeting to be held on July 29, 2026.”

5.	In the event of a capital increase by means of subscription of shares

a)	Describe the allocation of the funds

The funds contributed by the shareholders through the payment for the new issued shares will be allocated to (i) continuing the implementation of the ongoing transformation plan, enabling the expansion of significant investments in technological and digital solutions aimed at improving commercial efficiency and provision of services; and (ii) strengthening Bradesco’s capitalization, aiming the sustainable expansion of its business activities.

b)	Inform the quantity of issued shares of each type and class

It shall be issued up to 604,852,753 new shares, being up to 302,876,396 ON shares, and up to 301,976,357 preferred shares.

c)	Describe the rights, benefits and restrictions attributed to the shares to be issued

The new shares to be issued will grant to their holders the same rights, benefits and restrictions currently attributed to Bradesco´s ON shares and PN shares, as described in the table below:

Type	Rights	Benefits	Restrictions
ON shares

• Voting right;

• in the case of a public offering resulting from a possible sale of the Company’s control, the common shares not part of the controlling block will be entitled to receiving 100% (one hundred percent) of the price paid per common share held by the controlling shareholders.

• entitled to dividends and/or interest on shareholders’ equity that might be declared as of the date of their inclusion in the shareholders’ position.

• also entitled to receive, fully, any benefits attributed to the other shares as of the aforementioned date.

• conversion of common shares into preferred shares is not allowed.

PN shares

• priority for Capital Stock repayment in the event of Company’s winding-up;

• dividends 10% (ten percent) higher than those attributed to common shares;

•inclusion in a public offering resulting from a possible sale of the Company’s control, entitling their holders to receive price equal to 80% (eighty percent) of the price paid per common share that is part of the controlling block.

	• As above.	• has no voting right, except in cases provided by law; • conversion of preferred shares into common shares not allowed.

The new shares will be entitled to receive all benefits in full, including dividends, interest on shareholders´ equity and any other distributions that may be declared by Bradesco as from the approval of the capital increase by the Central Bank of Brazil (“BACEN”).

d)	In the case of a private subscription, indicate whether related parties, as defined under the applicable accounting standards that address this issue, will subscribe for shares in the capital increase, specifying the respective amounts, to the extent such amounts are already known

Bradesco´s controlling shareholders have assumed a firm commitment to subscribe for the new shares to be issued in the capital increase, until the amount of BRL 8 billion.

e)	Inform the issue price of the new shares

The new shares will be issued with the price of R$ 15.43 per ON share and R$ 17.64 per PN share.

The issue price was set pursuant to item III of paragraph 1 of Article 170 of Law No. 6,404/76, calculated based on the closing market prices of the Company´s common shares and preferred shares traded on B3 on July 28, 2026 (i.e., the business day immediately preceding the approval of the Capital Increase by the Company's Board of Directors), with the application of a 6% discount to encourage shareholders to participate in the capital increase.

f)	Inform the par value of the shares to be issued or, in the case of shares with no par value, the portion of the issue price to be allocated to the capital reserve

The price of the new shares will be fully allocated to the capital increase.

g)	provide an opinion of the management on the effects of the capital increase, particularly with respect to the dilution resulting from the capital increase

As this is a capital increase through private subscription, in which the exercise of preemptive rights will be ensured to all shareholders, there will be no dilution of the shareholding interest of those shareholders who subscribe for the shares to which they are entitled in the capital increase. The Company’s Management understands that any dilution resulting from the capital increase in the shareholding of the shareholders who fail to exercise their preemptive right will be justified, given that the issue price of the new shares was set in compliance with the provisions of Article 170, paragraph 1, of Law No. 6,404/1976, and that the capital increase serves the corporate interest, for the reasons set forth in item 3 above.

h)	Inform the criterion used to calculate the issue price and provide a detailed justification of the economic aspects that determined its selection, pursuant to Article 170 of Law No. 6,404 of 1976

As Bradesco is a publicly held company whose common shares and preferred shares are both listed for trading on B3 and present adequate market liquidity, the Company believes that the market price criterion, while also observing the provisions of CVM Guidance Opinion No. 5/1979 regarding the determination of different issuance prices for each class of shares, best reflects the value attributed by the market to its issued shares and, therefore, with the application of the discount permitted by law, such criterion is considered the most appropriate method to encourage the subscription of shares and maximize the amount of funds to be raised by Bradesco in connection with the capital increase.

Thus, the issue price was calculated based on the closing market prices of the Company´s common shares and preferred shares traded on B3 on July 28, 2026 (i.e., the business day immediately preceding the approval of the Capital Increase by the Company's Board of Directors), with the application of a 6% discount to encourage shareholders to participate in the capital increase, in accordance with the provisions of item III of Article 170 of Law No. 6,404/1976, subject also to the provisions of CVM Guidance Opinion No. 5/1979.

Considering the volatility of the Brazilian equity market and the potential fluctuations in the trading prices of its shares, and in order to encourage shareholders to exercise their preemptive rights, Bradesco has set the issue price at a 6% discount to the closing market prices of its common and preferred shares on July 28, 2026 (i.e., the business day immediately preceding the approval of the capital increase by the Company's Board of Directors).

i)	If the issue price was set at a premium or discount in relation to market value, identify the reason for such premium or discount and explain how it was determined

The 6% discount was determined on compatible levels with the market practices and has the purpose of encouraging shareholders to participate in the capital increase.

j)	Provide a copy of all appraisal reports and studies that supported the determination of the issue price

Not applicable, considering that the issue price was calculated based on the closing market prices of the Company´s common shares and preferred shares traded on B3 on July 28, 2026 (i.e., the business day immediately preceding the approval of the Capital Increase by the Company's Board of Directors), applying a 6% discount.

k)	Item “XI” of Article 2 of Attachment E of CVM Resolution N. 80/22 revoked by CVM Resolution N. 59, of December 22, 2021.

l)	Inform the issue prices of shares in capital increases carried out in the last 3 (three) years

There was no capital increase in the last 3 years.

m)	Present the percentage of potential dilution resulting from the issuance

Shareholders who do not subscribe for new shares during the period for exercising preemptive rights will have their equity interests in the Company’s share capital with a maximum dilution of 3.40%, depending on the number of new shares effectively issued.

n)	Inform deadlines, conditions, and procedures for the subscription and payment for the issued shares

(i) Preemptive Rights Exercise Period: The period for exercising preemptive rights will run from August 6 to September 4, 2026, in the proportion of 5.721967934% of the shares of the same class held by the shareholder on August 4, 2026. Shares issued by the Company will be traded “ex-subscription rights” as from August 5, 2026.

(ii) Payment Conditions and Procedures: The payment for the new shares shall be made in cash, at the time of subscription: (i) through debit to a checking account maintained with Banco Bradesco S.A.; and/or (ii) via PIX. Alternatively, in lieu of the two methods described above, shareholders may elect to pay for the subscribed shares, in whole or in part, through the offset of credits arising solely from the JCP declared by the Company on March 25 and June 23, 2026, payable on September 15, 2026, subject the specific rules and procedures established by Bradesco, as an institution responsible for the bookkeeping of its issued shares (the “Bookkeeper”), and by B3’s Central Securities Depository (the “Central Depository”). The payment procedure applicable to new subscribed shares within the scope of the allocation of unsubscribed shares will be disclosed by the Company in due course.

(iii) Procedure for Subscription: Holders of subscription rights for shares held through the Central Depositary who wish to exercise their preemptive rights must do so through their respective custodians, in accordance with the rules, deadlines and procedures established by the Central Depositary.

Shareholders holding subscription rights whose shareholding is recorded in the share registry book, under custody of Banco Bradesco, on the base date for subscription rights, August 4, 2026, may exercise their subscription rights during the preemptive period through the Bradesco Digital Documents Portal, via the electronic address<https://documentosdigitaiscustodia.bradesco/login>, as procedures made available in the “Notice to Shareholders” disclosed by the Company.

(iv) Assignment of Preemptive Rights: Subject to the applicable formalities, the preemptive right related to the subscription of the new shares may be assigned by the Company’s shareholders, pursuant to Article 171, paragraph 6, of Law No. 6,404/1976. Company´s shareholders who wish to trade their preemptive rights may do so during the preemptive rights exercise period and must act with sufficient advance notice to ensure that the assigned preemptive rights may be exercised by the respective assignee within such period, as described below.

Shareholders holding shares recorded in the Bookkeeper’s books may assign their respective preemptive rights by completing the appropriate assignment of rights form, available at any Bradesco Branch.

Shareholders whose shares are held in custody with the Central Depositary and who wish to assign their preemptive rights must contact and instruct their respective custodians, subject to the rules established by the Central Depositary.

Preemptive rights will be admitted for trading on B3 as of August 6, 2026 (inclusive) until September 1st, 2026 (inclusive). Shareholders whose shares are deposited with the Central Depositary and who wish to trade their preemptive rights on the stock exchange may place sell orders through their respective custodians.

It should be noted that the acquisition of preemptive rights available for trading on B3, by itself, does not result in the subscription of shares. For the effective subscription of shares to occur, it is necessary to request the exercise of preemptive rights through the securities brokerage firm where the preemptive rights are traded, within the applicable terms and conditions.

(v) Documentation for the exercise or assignment of Preemptive Rights: Holders of preemptive rights whose positions are held in custody with the Central Depositary and who wish to exercise or assign such rights must consult their respective custodians regarding the required documentation.

Holders of subscription rights whose positions are held in custody with the Bookkeeper who wish to exercise their preemptive rights must do so within the preemptive period through the Bradesco Digital Documents Portal, via electronic address <https://documentosdigitaiscustodia.bradesco/login>, as procedures made available in the “Notice to Shareholders” disclosed by the Company.

Holders of subscription rights whose positions are held in custody with the Bookkeeper who wish to assign their preemptive rights directly through the Bookkeeper, must submit the following documents, in any Bradesco branch:

(1) Individuals: (a) an identification document (RG or RNE); (b) Individual Taxpayer Registry (CPF); and (c) proof of residence;

(2) Legal Entity: (a) original and copy of the bylaws and the minutes of the meeting that elected the current officers, or a notarized copy of the consolidated articles of association or bylaws; (b) National Registry of Legal Entities (CNPJ); (c) notarized copy of the corporate documents evidencing the powers of the signatory of the subscription form; (d) notarized copy of an identification document; (e) Individual Taxpayer Registry (CPF); and (f) proof of residence of the signatory(ies);

(3) Investment Fund: (a) original and copy of the fund’s regulations; (b) corporate document of the administrator/manager; and (c) corporate documentation granting powers of representation, if applicable; (d) an identification document (RG or RNE); (e) Individual Taxpayer Registry (CPF); and (f) proof of residence of the signatory(ies); and

(4) Representation by Power of Attorney: In this case, a power of attorney granting specific powers must be submitted, together with the documents listed above, as applicable, in respect of both the grantor and the attorney-in-fact. Investors residing abroad may be required to submit additional documents.

(vi) Credit of the New Shares: The newly subscribed shares will be credited in the name of the subscribers within up to three (3) business days after the approval of the capital increase by BACEN, in accordance with applicable laws and regulations. Trading of the new shares on B3 will begin after the capital increase is approved by BACEN.

o)	Indicate whether shareholders will have preemptive rights to subscribe for the newly issued shares and describe in detail the terms and conditions applicable to such rights

Shareholders holding ON Shares and PN Shares on August 4, 2026 will be entitled to exercise their preemptive rights between August 6 and September 4, 2026, in the proportion of 5.721967934% of the shares of the same class held by them. Accordingly, shareholders will have preemptive rights to subscribe for new shares in the proportion of 0.05721967934 new ON Share for each 1 ON Share and 0.05721967934 new PN Share for each 1 PN Share held as of the close of trading on B3 on August 4, 2026.

Any fractional new shares resulting from the calculation of the percentage for the exercise of preemptive rights will be disregarded. Such fractions will subsequently be grouped into whole shares and will be subject to the allocation of unsubscribed shares, which may be subscribed by those shareholders who have indicated their interest in such unsubscribed shares during the preemptive rights exercise period.

Shares issued by the Company and acquired as from August 5, 2026 (inclusive) will not carry preemptive subscription rights for the respective acquirer and will be traded “ex-subscription rights”.

Subscription Receipts at the Central Depositary: Subscription receipts for new shares subscribed through the exercise of preemptive rights in B3 will be made available to subscribers on the business day following the payment date of the respective new shares. Subscription receipts for new shares subscribed through the exercise of oversubscription rights via B3 will be made available to subscribers on the date specified in the notice announcing the opening of the subscription period and procedures for the subscription of any unsubscribed new shares through the Central Depositary.

Subscription Receipts at the Bookkeeper: Subscription receipts for new shares subscribed through the exercise of preemptive rights with the Bookkeeper will be made available to subscribers immediately upon payment of the respective new shares. Subscription receipts for new shares subscribed through the exercise of oversubscription rights through the Bookkeeper will be made available to subscribers on a date to be specified in a notice to be published in due course.

Trading of Subscription Receipts: Subscription receipts will be traded on B3 as of September 16, 2026 until the date of approval of the capital increase by BACEN.

p)	Inform the management proposal for dealing with eventual remaining shares

The remaining unsubscribed shares shall be allocated among the subscribers who have expressed their intention to subscribe to such remaining shares at the time of the exercise of their preemptive rights. The percentage applicable to the exercise of the right to subscribe for any unsubscribed shares shall be calculated by dividing the number of unsubscribed new shares by the total number of new shares subscribed for by subscribers who expressed an interest in subscribing for any unsubscribed shares during the preemptive rights period, with the resulting quotient multiplied by 100.

Following the end of the first allocation of unsubscribed shares, if any unsubscribed shares remain, the Company may, at the sole discretion of its management, conduct one or more additional allocations of such unsubscribed shares.

Subscribers who have expressed their interest in reserving unsubscribed shares in their respective subscription forms shall be entitled to participate in the allocations of unsubscribed shares, including any additional allocations, regardless of the class of shares they hold.

Given the possibility that the capital increase may be partially subscribed up to the minimum aggregate subscription amount, as described in item “q” below, and the possibility of one or more additional allocations of unsubscribed shares, the Company may determine whether or not to conduct the auction of unsubscribed shares provided for in Article 171, Paragraph 7, item “b”, of Law No. 6,404/1976.

The specific procedures and deadlines for the subscription and payment of unsubscribed shares and any additional unsubscribed shares, including whether or not an auction of unsubscribed shares will be conducted, shall be detailed in a Notice to Shareholders to be disclosed by the Company in due course.

q)	Describe in detail the procedures to be adopted in the event of partial approval of the capital increase

Partial implementation of the capital increase is authorized, provided that the minimum aggregate subscription amount of BRL 8 billion (“Minimum Amount”) is reached, subject to the other terms and conditions approved by the Board of Directors.

Accordingly, upon the expiration of the preemptive rights exercise period and the subscription of any unsubscribed shares, if subscriptions reach the Minimum Amount, the Board of Directors may partially approve the capital increase, with any unsubscribed shares being canceled, in which case the amount of the capital increase and the number of issued shares shall be adjusted to the amount effectively subscribed for.

In the event of a partial approval of the capital increase duly resolved by the Board of Directors, no additional period shall be granted for the reconsideration of the subscription decision. However, subscribers shall be entitled to the conditioned subscription of the capital increase. For such purpose, the subscriber must, at the time of subscription, indicate whether it wishes to condition its subscription upon the subscription of (i) all shares comprising the capital increase; or (ii) an amount of shares or financial amount equal to or greater than the minimum amount of the capital increase (i.e., BRL 8 billion) and lower than the maximum amount of the capital increase (i.e., BRL 10 billion). In such case, the subscriber must, at the time of subscription, indicate whether, if the condition established for the subscription is satisfied, it wishes to receive (i) all shares subscribed by them, or (ii) a number of shares corresponding to the proportion between the total number of shares effectively subscribed and the maximum number of shares originally approved for issuance in the capital increase. In the absence of any indication to the contrary, the subscriber shall be deemed to have expressed an interest in receiving the full number of shares subscribed for. A subscriber whose condition to the subscription set forth in the relevant subscription form is not fulfilled shall receive a refund, in whole or in part, of the amount paid in, in accordance with the option indicated in the relevant subscription form, without monetary adjustment.

r)	If the issue price of the shares is paid, in whole or in part, with assets

Not applicable

Page 13 of 13
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.